EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Quartz Mountain Resources Ltd. Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd. (“the Company”), which comprise the consolidated statements of financial position as at July 31, 2021 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the year ended, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2021 and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company as at July 31, 2020 were audited by other auditors whose report dated November 20, 2020 expressed an unqualified opinion on those statements.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Basis for Opinion (continued)

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

November 25, 2021

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	Note	July 31, 2021	July 31, 2020
Assets
Current assets
Cash		$206,443	$206,529
Amounts receivable and other assets	3	5,112	12,029
		211,555	218,558
Non-current assets
Mineral property interests	4	340,000	1
Right-of-use asset	12	47,001	-
Total assets		$598,556	$218,559

Liabilities and Shareholders' Equity
Current liabilities
Amounts payable and other liabilities	6	$24,423	$4,176
Income taxes payable		36,452	-
Due to related parties	7(a)&(b)	25,367	75,832
Lease liability	12	7,466	-
		93,708	80,008
Non-current liabilities
Lease liability	12	41,333	-
Total liabilities		135,041	80,008
Shareholders' equity
Share capital	5(a)	27,599,806	27,158,423
Reserves		592,011	592,011
Accumulated deficit		(27,728,302)	(27,611,883)
Total shareholders' equity		463,515	138,551
Total liabilities and shareholders' equity		$598,556	$218,559

Nature and continuance of operations (note 1) Event after the reporting period (note 13)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Trevor Thomas	/s/ Leonie Tomlinson

Trevor Thomas	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in Canadian Dollars, except for weighted average number of common shares)

			Years ended July 31,
	Note	2021	2020	2019
Expenses
Exploration and evaluation		$90,907	$-	$-
Assays and analysis		4,769	-	-
Geological		37,478	-	-
Helicopter and fuel		29,520	-	-
Property costs and assessments		3,752	-	-
Site activities		13,381	-	-
Travel and accommodation		2,007	-	-
		163,261	249,442	149,170
Administrative fees	7(a)	38,382	77,603	50,406
Insurance		29,989	35,730	31,779
IT Services		12,000	12,000	12,000
Legal, accounting and audit		44,718	29,885	20,306
Office and miscellaneous		10,299	1,572	1,245
Property investigation		-	23,275	-
Regulatory, trust and filing		27,873	64,233	28,682
Shareholder communications		-	5,144	4,752

Operating expenses		(254,168)	(249,442)	(149,170)
Other items
Accretion expense - office lease		(1,456)	-	-
Amortization of Right-of-use asset		(2,474)	-	-
Gain on sale of royalty interest	4(b)	191,654	-	-
Selling costs for royalty interest	4(b)	(15,256)	-	-
Interest income		1,376	1,091	1,846
Interest expense		-	(6,291)	(6,236)
Foreign exchange gain (loss)		357	(477)	(155)
Gain on settlement of debt	7(b)	-	2,779,882	-
Income (loss) and comprehensive income (loss) before taxes for the year		$(79,967)	$2,524,763	$(153,715)
Current income tax expenses		(36,452)	-	-
Income (loss) and comprehensive income (loss) for the year		$(116,419)	$2,524,763	$(153,715)
Basic earning (loss) per common share		$(0.00)	$0.16	$(0.02)
Diluted earning (loss) per common share		$(0.00)	$0.13	$(0.02)
Weighted average number of common shares outstanding (note 5(c))
Basic		26,873,243	15,959,818	10,041,411
Diluted		39,179,894	19,165,047	10,041,411

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY (DEFICIENCY) (Expressed in Canadian Dollars, except for share information)

		Share Capital		Reserves		Total
	Note	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	shareholders' equity (deficiency)
Balance at August 1, 2018		10,041,411	$26,548,981	$592,011	$(29,982,931)	$(2,995,654)
Loss for the year		-	-	-	(153,715)	(153,715)
Balance at July 31, 2019		10,041,411	$26,548,981	$592,011	$(30,136,646)	$(2,995,654)
Balance at August 1, 2019		10,041,411	$26,548,981	$592,011	$(30,136,646)	$(2,995,654)
Shares issued for settlement of debt	7(b)	1,800,000	126,000	-	-	126,000
Shares issued for private placement		13,636,365	500,000	-	-	500,000
Shares issuance costs		-	(16,558)	-	-	(16,558)
Loss for the year		-	-	-	2,524,763	2,524,763
Balance at July 31, 2020		25,477,776	$27,158,423	$592,011	$(27,611,883)	$138,551
Balance at July 31, 2020		25,477,776	$27,158,423	$592,011	$(27,611,883)	$138,551
Flow-through shares issued through exercise of warrants	5(a)	3,200,000	160,000	-	-	160,000
Non-flow through shares issued through exercise of warrants		1,527,273	76,364	-	-	76,364
Shares issued for the acquisition of mineral property interest		1,000,000	210,000	-	-	210,000
Share issuance costs		-	(4,981)	-	-	(4,981)
Loss for the year		-	-	-	(116,419)	(116,419)
Balance at July 31, 2021		31,205,049	$27,599,806	$592,011	$(27,728,302)	$463,515

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

		For the year ended July 31,
	Note	2021	2020	2019
Operating activities
Income (loss) for the year		$(116,419)	$2,524,763	$(153,715)
Adjusted for:
Accretion expense - office lease		1,456	-	-
Amortization of Right-of-use asset		2,474	-	-
Income taxes expenses		36,452	-	-
Interest income		(1,376)	(1,091)	(1,846)
Interest expense		-	6,291	6,236
Gain on sale of royalty interests net of costs		(176,398)	-	-
Gain on settlement of debt		-	(2,779,882)	-

Changes in working capital items:
Amounts receivable and other assets		6,917	(3,841)	(360)
Amounts payable and other liabilities		20,247	2,114	2,062
Due to related parties	7(a)&7(b)	(50,465)	8,769	55,972
Net cash used in operating activities		(277,112)	(242,877)	(91,651)

Investing activities
Mineral property acquisition		(130,000)	-	-
Sale of royalty interest net of costs		176,399	-	-
Interest received		1,376	1,091	1,846
Net cash provided by investing activities		47,775	1,091	1,846

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(2,132)	-	-
Proceeds from exercise of warrants	5(a)	236,364	-	-
Proceeds from loan payable		-	-	100,000
Proceeds from private placement		-	500,000	-
Share issuance costs		(4,981)	(16,558)	-
Repayment of loan payable		-	(100,000)	-
Interest paid on related party loan		-	(7,500)	(5,027)
Net cash provided by financing activities		229,251	375,942	94,973

Increase (decrease) in cash		(86)	134,156	5,168
Cash, beginning of the year		206,529	72,373	67,205
Cash, end of the year		$206,443	$206,529	$72,373

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

These consolidated financial statements (the “Financial Statements”) of the Company as at and for the year ended July 31, 2021, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2021, the Company had an accumulated deficit of $27,728,302, and has a working capital of $117,847. The Company's continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration ofany new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the ShareSplit. Outstanding warrants were adjusted by the same share split ratio. All references to sharesand per share amounts have been retroactively restated to give effect to the Share Split.

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge about COVID- 19 and additional actions which may be taken to contain it.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal year ended July 31, 2021.

The Company’s Board of Directors authorized issuance of these Financial Statements on November 24, 2021.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At July 31, 2021 and July 31, 2020, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic condition and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

Specific areas where significant estimates or judgments exist are:

•	Management has applied judgment on settlement of debt with related parties as to whether they were acting in the capacity as creditor or shareholder.
•	Assessment of the Company's ability to continue as a going concern.

(d)	Foreign currency

The functional and presentational currency of the Company and its subsidiaries is the Canadian Dollar (“CAD”).

Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing on the dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition, and, where allowed and appropriate, re-evaluates such classification at each financial year-end. The Company does not have any derivative financial instruments.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified at FVTPL are expensed in the period in which they are incurred.

Measurement

Financial assets and liabilities measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and,
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

Financial assets and liabilities are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses.

Interest income, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on the derecognition of the financial asset is recognized in profit or loss.

Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

A receivable investment is measured at FVTOCI if it meets both the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On the initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

Receivable investments measured at FVTOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net gains and losses are measured in OCI. On de- recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments measured at FVTOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets and liabilities measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or measured at FVTOCI, as described above, are measured at FVTPL; this includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or measured at FVTOCI as FVTPL if doing so eliminates, or significantly reduces, an accounting mismatch that would otherwise arise.

Financial assets and liabilities are subsequently measured at fair value and transaction costs are expensed in profit or loss. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

(f)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements for exploration costs.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse, or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Mineral property interests attributable to an area of interest are tested for impairment and then reclassified to mineral property and development assets within property, plant, and equipment once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

(g)	Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company's cost of capital and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(h)	Share capital

Common shares of the Company are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

The Company will from time-to-time issue flow-through common shares, pursuant to which it transfers the tax deductibility of the related resource expenditures to shareholders. On issuance, the Company bifurcates the proceeds received into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes this liability and recognizes this premium as other income, offsetting any expense associated with the Company’s expenditure of the flow-through proceeds.

(i)	Loss per share

Loss per share is computed by dividing the losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options. For fiscal 2019, there were no dilutive instruments. For fiscal 2020, the dilutive effect of outstanding warrants are reflected in the diluted earnings per share.

(j)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of the instruments at the grant date. The fair value determined at the grant date is charged to operations over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. The Company revises the estimate on each reporting date and the effect of the change is recognized in profit or loss.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(k)	Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development, or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for, and capitalized, at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no known rehabilitation and site restoration costs.

(l)	Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;
•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and,
•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)	Changes in accounting policies and new accounting pronouncements

The Company has adopted the following revised or new IFRS accounting standards that were issued and effective August 1, 2019:

•	IFRS 16, Leases
•	IFRIC 23, Uncertainty over Income Tax Treatments

These new standards do not have material impact on the Company’s Financial Statements.

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2021	July 31, 2020
Sales tax receivable	$3,347	$4,820
Prepaid insurance	1,765	7,209
Total	$5,112	$12,029

4.	MINERAL PROPERTY INTERESTS

	Maestro Property	Angel's Camp Royalty
Balance, July 31, 2020	$-	$1
Acquisition - cash payments	105,000	-
Acquisition - share issuance	210,000	-
Acquisition - net smelter return's royalty payments	25,000	-
Disposal	-	(1)
	$340,000	$-

(a)	Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), the Company acquired a 100% interest innine mineral claims located near Houston, British Columbia (the “Property”). Under the terms ofthe Agreement, the Company made $105,000 in cash payments and issued 1,000,000 shares to the Vendor, having a fair value of $210,000, which are subject to a 4 month resale restricted period.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

The Property is subject to a pre-existing 2.5% net smelter returns (NSR) held by an unrelated arm’s length third party, of which 1.5% can be purchased for $1.5 million. This NSR is subject to an annual advance payment of $25,000 (paid).

(b)	Angel’s Camp Property

The Company retained a 1% NSR royalty (the “Royalty”) payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The royalty was recorded at a nominal amount of $1.00. On February 1, 2021, the Company entered into an agreement for the sale of 100% of the Royalty on the Angel’s Camp Property, for US$150,000 to an arms-length purchaser. This transaction was closed on February 4, 2021.

Selling costs associated with the transaction include $12,756 (US$10,000) paid to an arms-length party and $2,500 paid to the Chief Financial Officer.

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At July 31, 2021 and July 31, 2020, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Shares issued during the year ended July 31, 2020

On December 6, 2019, the Company issued 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000 to settle $2,905,882 of debt. The debt settlements resulted in a gain on settlement of debt of $2,779,882 (note 7(b) of the audited financial statements of the Company for the year ended July 31, 2020).

On March 26, 2020, the Company completed the private placement in one tranche of 13,636,365 common shares (pre-forward split basis of 4,545,455 common shares) on March 26, 2020, at a price of $0.04 (pre-forward split basis of $0.11) per unit for gross proceeds of $500,000. Each unit consisted of one common share and one warrant (the “Warrant”). Each Warrant entitles the holder to purchase one additional share at a price of $0.05 (pre-forward split basis of $0.15) for five years. In addition, at the request of the holder, and subject to certain conditions being met at the time of exercise of the Warrant, the shares to be issued may be designated as ‘flow through shares’. After issuance costs of $1,302, the Company raised net proceeds of $498,698.

On May 27, 2020, the Company completed the Share Split on the basis of two additional common shares for every common share outstanding prior to the Share Split.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

Shares issued during the year ended July 31, 2021

On August 25, 2020, the Company issued 1,200,000 flow-through common shares on the exercise of warrants at a price of $0.05 for gross proceeds of $60,000.

On June 30, 2021, the Company issued 1,527,273 common shares on the exercise of warrants at a price of $0.05 for gross proceeds of $76,364.

On July 7, 2021, the Company issued 1,000,000 common shares valued at $210,000 to the vendor of Maestro Property for the acquisition of that mineral property interest (note 4(a)).

On July 16, 2021, the Company issued 2,000,000 flow-through common shares on the exercise of warrants at a price of $0.05 for gross proceeds of $100,000.

As at July 31, 2021, the amount of flow-through proceeds remaining to be expended is approximately $40,308, which must be incurred on or before December 31, 2022.

(b)	Warrants

On March 26, 2020, the Company, as part of the private placement, issued 13,636,365 warrants (pre- forward split basis of 4,545,455 warrants) valued at $nil.

The continuity of the warrants during the year ended July 31, 2021 is as follows:

	Number of warrants	Weighted average exercise price ($)
Balance July 31, 2019	-	$-
Granted	13,636,365	0.05
Balance July 31, 2020	13,636,365	$0.05
Exercised	(4,727,273)	0.05
Balance July 31, 2021	8,909,092	$0.05

The outstanding warrants at July 31, 2021 are as follows:

Expiry Date	Price per share	Warrants Outstanding
March 26, 2025	$0.05	8,909,092

(c)	Basic and Diluted Earnings (Loss)

	July 31, 2021	July 31, 2020
Weighted average common shares outstanding	26,873,243	15,959,818
Plus net incremental shares from assumed conversions:
Warrants	12,306,651	3,205,229
Diluted weighted average common shares outstanding	39,179,894	19,165,047

For the periods where the Company records earnings, the Company calculates diluted earnings per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the earnings, which would be anti-dilutive.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

6.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	July 31, 2021	July 31, 2020
Amounts payable	$24,423	$4,176

7.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Year ended July 31,
	2021	2020	2019
Administrative fees	$4,350	$42,600	$23,238
Fees to the entity controlled by the Chief Financial Officer	$14,000	$-	$-

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outsideof the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance. Third- party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Year ended July 31,
	2021	2020	2019
HDSI: Services received based on management services agreement	$49,397	$77,603	$50,406
HDSI: Office lease related expenses (accretion expenses, amortization of right-of-use assets under IFRS 16 and operating	6,342	-	-
costs not capitalized as right-of-use assets under IFRS 16)(note 12)
HDSI: Reimbursement of third party expenses paid	6,134	27,075	26,904
Total	$61,873	$104,678	$77,310

United Mineral Services

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by a key shareholder of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

	July 31, 2021	July 31, 2020
Balance payable to HDSI	$9,024	$75,832
Balance payable to United Mineral Services	15,786	-
Balance payable to a shareholder	557	-
Due to related parties	$25,367	$75,832

8.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in Canada.

9.	TAXATION

(a)	Provision for current tax

The Company has current income taxes of $37,858.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at July 31, 2021, the Company had unused non-capital loss carry forwards of approximately $3,460,000 (2020 – $3,301,000) in Canada and $nil (2020 – $9,000) in the United States.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

The Company had approximately $4,391,000 (2020 – $4,347,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

Reconciliation of effective tax rate	July 31 2021	July 31 2020	July 31 2019
Income (Loss) for the period	$(79,967)	$2,524,763	$(153,715)
Income tax expense	-	-	-
Income (Loss) excluding income tax	(79,967)	2,524,763	(153,715)

Income tax expense (recovery) using the Company's domestic tax rate	(22,000)	682,000	(42,000)
Effect of tax rates in foreign jurisdictions	1,000	-	-
Non-deductible expenses and other	1,000	10,000	-
Difference in statutory tax rates and deferred tax rate	-	(2,000)	-
Change in unrecognized temporary differences	56,000	(690,000)	42,000
Current tax expenses	$36,000	$-	$-

The Company's domestic tax rate during the year ended July 31, 2021 was 27% (2020 – 27%; 2019 – 27%) and the effective tax rate was nil (2020 – nil; 2019 – nil).

As at July 31, 2021, the Company had the following balances in respect of which no deferred tax assets had been recognized:

Expiry:	Tax losses	Resource pools	Equipment and other
Within one year	$-	$-	$-
One to five years	-	-	4,000
After five years	3,468,000	-	82,000
No expiry date	-	4,391,000	114,000
Total	$3,468,000	$4,391,000	$200,000

10.	FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of aparticular input to the fair value measurement requires judgement and may affect placement withinthe fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

11.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high-credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency.

The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed at July 31, 2021:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$24,243	$24,243	$-
Due to a related party	25,367	25,367	-
Lease liability	48,799	7,466	41,333
Total	$98,409	$57,076	$41,333

The following obligations existed at July 31, 2020:
	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$4,176	$4,176	$-
Due to a related party	75,832	75,832	-
Total	$80,008	$80,008	$-

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered into any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2021.

The Company is not subject to any externally imposed equity requirements.

12.	OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. Refer to Note 2 (c)for details regarding the 2019 adoption of IFRS 16. Right-of-use asset A summary of the changes in the right-of-use asset for the years ended July 31, 2021 and 2020 is as follows:

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

Right-of-use-asset
Balance at July 31, 2020	$-
Addition	49,475
Amortization	(2,474)
Balance at July 31, 2021	$47,001

Lease liability: On May 1, 2021, the Company entered into lease agreement which resulted in the lease liability of $49,475 (undiscounted value of $67,486, discount rate used is 12.00%). Thisliability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI. A summary of changes in the lease liability during the years ended July 31, 2021 and 2020 are as follows:

Lease liability
Balance at July 31, 2020	$-
Addition	49,475
Lease payment - base rent portion	(2,132)
Lease liability - accretion expense	1,456
Balance at July 31, 2021	48,799
Current portion	7,466
Long-term portion	$41,333

The following is a schedule of the Company’s future lease payments (base rent portion) under lease obligations:

Future lease payments (base rent portion only)
Fiscal 2022 (August 1, 2021 to July 31, 2022)	$12,792
Fiscal 2023 (August 1, 2022 to July 31, 2023)	12,956
Fiscal 2024 (August 1, 2023 to July 31, 2024)	13,612
Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to April 29, 2026)	10,578
Total undiscounted lease payments	$64,042
Less: imputed interest	(15,243)
Lease liability as at July 30, 2021	$48,799

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2021, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

13.	EVENTS AFTER THE REPORTING PERIOD

a)

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. to acquire 100% interest in the Jake mineral property consisting of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by an arm’s length third party. The Jake Property is located approximately 162 km north of Smithers, British Columbia.

The total cash consideration the Company required to pay the vendor is $200,000 according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date. The Company will also be required to make payments of $125,000 over two years to the third party in connection with the additional option.

b)

On November 2, 2021 the Company entered into a binding agreement with Torr Resources Corp. whereby Torr is purchasing historical project data from the Company for $150,000. The transaction is to close on December 15, 2021.

c)	On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $95,455.

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED JULY 31, 2021

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

T A B L E O F C O N T E N T S

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

1.1	DATE

This Management's Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the year ended July 31, 2021, as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company reports in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of November 25, 2021.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements.” All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward- looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

1.2	OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiaries. Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain most recently focused on assessing mineral prospects for potential acquisition and exploration in British Columbia. The Company is currently investigating new potential opportunities.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, CEO and director and Matthew Dickinson was appointed director.

Other Corporate Information

The board of directors consists of Trevor Thomas, Leonie Tomlinson and Matthew Dickinson. Trevor Thomas is the Chairman, Chief Executive Officer and Corporate Secretary, Sebastian Tang is the Chief Financial Officer.

The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

The Company’s head office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada V6E 4H1.

The Company’s common shares were approved for listing on the TSX Venture Exchange under the symbol QZM and certain broker-dealers in the United States make market on the OTC Grey Market under the symbol QZMRF.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

1.2.1	Agreements

In January 2016, the Company reached an agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agrees to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000 to HDSI. The TSX Venture Exchange approved the transaction with HDSI.

The cash payment of $180,207 was paid during the year ended July 31, 2018 and the shares were issued to HDSI during the year ended July 31, 2020, completing the settlement and resulting in a gain on settlement of debt of $2,779,882.

1.2.2	Properties

Angel's Camp Property

The Company retained a 1% net smelter return royalty (the “Royalty”) payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. On February 1, 2021, the Company entered into an agreement for the sale of 100% of the Royalty on the Angel’s Camp Property, for US$150,000 to an arms-length purchaser. This transaction was closed on February 4, 2021.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

British Columbia Property

Maestro (formerly Lone Pine) Property

On June 8, 2021, the Company entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, British Columbia for $105,000 in cash and 1,000,000 shares in the capital of the Company.

The claims are subject to a 2.5% NSR which can be bought-down to 1% for $1.5 million. There are no required work commitments for these claims as this transaction is not an option on the mineral claims.

Jake Property

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. to acquire 100% interest in the Jake mineral property consisted of four staked claims (the “Jake Property”) and an option to purchase 100% of five adjacent claims owned by an arm’s length third party. The Jake Property is located approximately 162 km north of Smithers, British Columbia.

The total cash consideration the Company required to pay the vendor is $200,000 and to be paid out according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date.

Other property

On November 2, 2021 the Company entered into a binding Agreement with Torr Resources Corp. whereby Torr is purchasing historical project data from the Company for $150,000. The transaction is to close on December 15, 2021.

1.2.3	Financing

The Company completed the private placement in one tranche of 13,636,365 common shares (pre- forward split basis of 4,545,455 common shares) on March 26, 2020, at a price of $0.04 (pre- forward split basis of $0.11) per unit for gross proceeds of $500,000. Each unit consisted of one common share and one warrant (the “Warrant”). Each Warrant entitles the holder to purchase one additional share at a price of $0.05 (pre-forward split basis of $0.15) for five years. In addition, at the request of the holder, and subject to certain conditions being met at the time of exercise of the Warrant, the shares to be issued may be designated as ‘flow through shares’. After issuance costs of $1,302, the Company raised net proceeds of $498,698.

1.3	SELECTED ANNUAL INFORMATION

The following selected annual information is from the Company's annual financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedar.com.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

Amounts are expressed in thousands of Canadian dollars (except per share amounts).

	Fiscal year	Fiscal year	Fiscal year
	2021	2020	2019
Total income (loss) for the year	$(116)	$2,525	$(154)
Basic earnings (loss) per share	(0.00)	0.16	(0.02)
Diluted earnings (loss) per share	(0.00)	0.13	(0.02)
Total assets at the end of the fiscal year	599	219	81
Total non-current liabilities at the end of the fiscal year	(41)	–	–

The Company does not currently generate revenue from its operations and the variation in its total loss was due in large part to the changes in its exploration and evaluation activities. The increase in loss during the fiscal year 2021 was mainly due to exploration costs incurred offset by the gain on sale of royalty interest as compared to a one-time event in fiscal 2020 related to the gain on debt settlement of $2.5 million. The Company’s cash level in the current fiscal year is similar to previous year, due to the cash spent in exploration activities were covered by the proceeds of share issuance through exercise of warrants by key shareholder.

1.4	SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Jul 31 2021	Apr 30 2021	Jan 31 2021	Oct 31 2020	Jul 31 2020	Apr 30 2020	Jan 31 2020	Oct 31 2019
Income (loss) for the period	$(122)	$143	$(43)	$(95)	$(75)	$(66)	$2,713	$(47)
Basic earnings (loss) per common share	$(0.00)	$0.01	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$0.23	$(0.00)
Diluted earnings (loss) per common share	$(0.00)	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$0.23	$(0.00)

The trend in quarterly net loss presented herein is in line with the discussions included in 1.3 Selected Annual Information above.

1.5	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

1.5.1	Income (loss) for the year ended July 31, 2021 vs. 2020

The increase in loss during the fiscal year 2021 was mainly due to exploration and evaluation expenditures incurred in the current year of 2021 offset by the gain on sale of royalty interest of $192,000 as compared to a one-time event in fiscal 2020 related to the gain on debt settlement of

$2.78 million.

In fiscal 2021 exploration and evaluation expenditures incurred during were $90,907 (2020 – nil).

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

During fiscal 2021, administrative expenses decreased ($163,261 in fiscal 2021 versus $249,442 in fiscal 2020). The decrease was due to the management’s continuous effort in streamlining of office overhead expenses, the decrease in regulatory, trust and filing as a result of the absence of one-time event in fiscal 2020 (e.g. stock split in May 2020) and the decrease in property investigation expenses as a result of management’s identification of exploration projects to focus on.

The following table provides a breakdown of general and administrative expenses incurred during the year ended July 31, 2021 and 2020:

	Year ended July	Year ended July
	31,2021	31,2020
Administrative fees	$38,382	$77,603
Insurance	29,989	35,730
IT Services	12,000	12,000
Legal, accounting and audit	44,718	29,885
Office and miscellaneous	10,299	1,572
Property investigations	-	23,275
Regulatory, trust and filing	27,873	64,233
Shareholder communications	-	5,144
Total	$163,261	$249,442

1.6	LIQUIDITY

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is assessing mineral properties with a goal to acquire and explore mineral property interests. The Company's continuing operations entirely depends upon the ability of the Company to obtain the necessary financing to complete any exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to explore or mine, the future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At July 31, 2021, the Company had an accumulated deficit of $27,728,302 and has a working capital of $117,847.

The Company believes that its liquid assets at July 31, 2021, are sufficient to meet its known obligations. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, while implementing cash management strategies.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

Table of Obligations and Commitments

The following obligations existed at July 31, 2021:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$24,243	$24,243	$–
Due to a related party	25,367	25,367	–
Lease liability	48,799	7,466	41,333
Total	$98,409	$57,076	$41,333

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	CAPITAL RESOURCES

The Company had no material commitments for capital expenditures as at July 31, 2021.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2021, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

1.8	OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9	TRANSACTIONS WITH RELATED PARTIES

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 7(a) of the accompanying audited consolidated financial statements for the years ended July 31, 2021 and 2020. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contract for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer and Chairman, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

Pursuant to an agreement dated June 1, 2008, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both mining and non-mining clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance. Third party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements.

1.10	FOURTH QUARTER

In the fourth quarter of 2021, the Company incurred $24,241 exploration and evaluation expenditures (2020 -$nil). This is due to the acquisition of Lone Pine Property in the last quarter of fiscal 2021.

In the fourth quarter of 2021, the Company incurred $nil of property investigation costs (2020 - $8,200), $10,412 of administrative expenses (2020 - $22,485). The decrease in administrative expenses in the fourth quarter of 2021 versus 2020 was due to the one-time event related to the TSX fees on the stock split in May 2020. In the fourth quarter of 2021, the Company recorded current income tax expenses of $36,452 (The fourth quarter of 2020 - $nil) was due to the one-time event related to the sale of royalty interest held by the US subsidiary of the Company in fiscal 2021.

The Company recorded a net loss of $122,000 for the quarter ended July 31, 2021, compared to a net loss of $75,000 during the same quarter of fiscal 2020.

1.11	PROPOSED TRANSACTIONS

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12	CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 2 of the accompanying audited consolidated financial statements as at and for the year ended July 31, 2021, publicly available on SEDAR at www.sedar.com.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

1.14	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of cash, amounts receivable, accounts payable and other liabilities, and balances due to a related party, approximate their fair values due to their short-term nature.

1.15	OTHER MD&A REQUIREMENTS

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	33,114,141
Warrants	7,000,000

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common shares as a debt settlement arrangement.

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $95,455.

1.15.3	Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of July 31, 2020. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as July 31, 2021, the Company's internal control over financial reporting was effective based on those criteria.

1.15.4	Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

1.15.5	Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

1.16	RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. The Company currently holds several mineral claims at early stage. The Company is subject to the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company's financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Additional Funding Requirements

Further development of the Company's continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company's properties depends upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing, or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company does not currently hold a mineral property and there can be no assurance that the Company will, if needed, be able to acquire a property(s) of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire a property(s), its entire prospects will rest solely with its current net smelter royalty interest in the Angel’s Camp Project and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of a property(s) and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time- consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction, and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

Permits and Licenses

If the Company acquires a new mineral property(ies), its operations would require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development for the Company’s Projects.

Changes in Local Legislation or Regulation

Any mining and processing operations that may be acquired and any exploration activities that might be conducted would be subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension, or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the operations that the Company might acquire would be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development, and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations, and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of any property(ies) the Company might acquire. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JULY 31, 2021

Risk Related to COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to Canada where we conduct our principal business operations. Our plans to advance the exploration and development of our projects are dependent upon the Company’s ability to secure project specific financing, as well as our ability to continue the work required once financing has been secured through our employees and our contractors. The progress of work on our projects has been delayed and may further be delayed due to the effects of COVID-19. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares as well as mineral commodity prices. These adverse effects on the economy, the stock market and our share price could continue to adversely impact our ability to raise capital, with the result that our ability to pursue exploration and development of our projects could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our exploration and development plans for our projects.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

There can be no assurance that the Company will be able to attract, train, or retain qualified personnel in the future, which would adversely affect its business.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical, and other resources. Competition in the mining industry is primarily for attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop any property(ies) the Company might acquire. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

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